FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of December 6, 2024

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Brazilian Court Confirms Tenaris’s Obligation to Pay Indemnification in connection with its 2012 Acquisition of a Participation in Usiminas; the Decision is subject to Further Appeals.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2024

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Brazilian Court Confirms Tenaris’s Obligation to Pay Indemnification in connection with its 2012 Acquisition of a Participation in Usiminas; the Decision is subject to Further Appeals

Luxembourg, December 6, 2024. – Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) announced that the Brazilian Superior Court of Justice (SCJ) published today its unanimous decision to reject a motion of clarification filed by Tenaris’s subsidiary Confab, together with Ternium’s subsidiaries Ternium Investments and Ternium Argentina (all of which compose the T/T Group under the Usiminas shareholders agreement), that had sought to revert the June 18, 2024 SCJ decision ordering the T/T Group to pay Companhia Siderúrgica Nacional, or CSN, an indemnification in connection with their 2012 acquisition of a participation in Usiminas.

Notwithstanding the foregoing, the SCJ unanimously resolved to modify the applicable monetary adjustment mechanism and to cap the applicable attorney’s fees, thereby lowering the aggregate amount that would be payable by the T/T Group if CSN ultimately prevails in its claims. Assuming monetary adjustment through November 30, 2024, and BRL 5 million in attorney’s fees, in each case as determined pursuant to the SCJ decision published today, the revised aggregate amount potentially payable by Confab would be of approximately BRL548 million (approximately $90 million).

Tenaris continues to believe that all of CSN's claims and allegations are unsupported and without merit, and that in connection with the Usiminas acquisition the T/T Group was not required either to launch a tender offer or to pay indemnification to CSN. Accordingly, Confab intends to continue to defend its rights vigorously and to file all available motions and appeals against the SCJ decisions that ordered an indemnification payment.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.